Exhibit 3(ii)

ARTICLES OF AMENDMENT
TO
THE AMENDED AND RESTATED BYLAWS
OF
RENASANT CORPORATION

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with the Amended and Restated Bylaws of Renasant Corporation (the “Bylaws”), the Board of Directors hereby adopts the following Articles of Amendment to the Amended and Restated Bylaws of Renasant Corporation:

The Bylaws are hereby amended in the following respects:

(a)    Article III, Section 2 is amended by deleting in its entirety the sentence reading “Any waiver approved by the board of directors, whether a waiver of the prohibition on a director standing for election after attaining the age of seventy-two (72) years or the requirement that a director who attains the age of seventy-two (72) years during his or her elected term resign from the board of directors at the next regular meeting of stockholders, shall be effective for one (1) year, and no director shall be entitled to receive more than three (3) such waivers.” and inserting the following sentence therefor:

Any waiver approved by the board of directors, whether a waiver of the prohibition on a director standing for election after attaining the age of seventy-two (72) years or the requirement that a director who attains the age of seventy-two (72) years during his or her elected term resign from the board of directors at the next regular meeting of stockholders, shall be effective for one (1) year, and, unless otherwise provided for by contract or other agreement between the corporation and a director that the board of directors has approved or ratified, no director shall be entitled to receive more than three (3) such waivers.

(b)    Except as amended hereby, the Bylaws shall remain in full force and effect.

These Articles of Amendment were approved by the Board of Directors of Renasant Corporation on April 27, 2021.

                             /s/ Mark W. Jeanfreau
                            Mark W. Jeanfreau, Secretary